Listing of Convertible Notes on the TASE to be Concluded on August 22, 2007


Tel Aviv,  Israel,  August 21, 2007 - Orckit  Communications  Ltd. (NASDAQ:
ORCT) announced today that it received the approval of the Tel Aviv Stock Exchange (TASE) for the listing of convertible notes in the principal amount of $25.8 million issued in March 2007 in a private placement. Trading of the convertible notes on the TASE is scheduled to commence on August 22, 2007.

The notes, due in 2017, are linked to the Israeli consumer price index and pay interest semi-annually at a rate of 6% per annum. Holders of the notes have the right to request repayment of the principal amount in 2012. The notes are convertible into Orckit's ordinary shares, at a conversion price of $12.50 per share through March10, 2010 and thereafter at a conversion price of $15.00 per share.



About Orckit Communications


targeting high capacity broadband services. Our products include Corrigent's CM product line of metro optical transport solutions, based on RPR and MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit, see www.orckit.com
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Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's U.S. Securities Exchange Commission filings. Orckit assumes no obligation to update the information in this release.